Exhibit 99.3

February 10, 2010

Ms. Marie Osinski
PricewaterhouseCoopers LLP
Chartered Accountants
111 5 Avenue SW, Suite 3100
Calgary, Alberta Canada T2P 5L3

Re: Petroflow Energy Ltd. (the “Company”) – Letter to Predecessor Auditor

Dear Ms. Osinski:

We have been requested to accept the appointment as auditors of Petroflow Energy Ltd.

Would you please advise us whether there are any circumstances which we should take into account which might influence our decision whether or not to accept the engagement.

In particular, would you please advise us of any circumstances that we should take into account, which might affect our decision whether or not to accept this appointment.  If, in your view, fraud or illegal activity was a factor in the Company’s decision to change auditors, please advise us of that fact.  We would appreciate your response within 15 days.

In respect to the above mentioned appointment, we request an opportunity to review the working papers of the Company for the audit as of and for the year ended December 31, 2008 in accordance with the professional standards.  The sole purpose of the review is to obtain information regarding the Company to obtain information regarding the Company to assist us in planning our audit as at and for the year ended December 31, 2009.

HEIN & ASSOCIATES LLP

717 17th Street, 16th Floor
Denver, Colorado 80202-3323
Phone: 303-298-9600 Fax: 303-298-8118
www.heincpa.com